Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated December 8, 2014
Relating to Preliminary Prospectus dated November 24, 2014
Registration No. 333-199332

POLAR STAR REALTY TRUST INC.

FREE WRITING PROSPECTUS

This free writing prospectus is being filed to advise you of additional information to supersede the information contained in the preliminary prospectus, dated November 24, 2014 (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-199332) of Polar Star Realty Trust Inc. (the “Company”), as filed with the Securities and Exchange Commission on November 24, 2014 (as so amended, the “Registration Statement”), relating to the Company’s proposed offer and sale of shares of its common stock, and to provide you with a hyperlink to the current version of the Registration Statement.  This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the Preliminary Prospectus and should be read together with the Preliminary Prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 23 of the Preliminary Prospectus.

To review the Preliminary Prospectus included in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing the Company’s filings for the relevant date on the SEC web site):

http://www.sec.gov/Archives/edgar/data/1597258/000104746914009506/a2222290zs-11a.htm

Leasing

Subsequent to September 30, 2014, three leases representing an aggregate of 436,014, or approximately 6.0% of the leasable square feet in the Company’s initial portfolio, were renewed or entered into with tenants as described below.

•                  Gullbergsvass:  PostNord renewed its lease for approximately 319,408 square feet.  The current lease, which was scheduled to expire in 2016, was extended for an additional four years on the same terms.

•                  Butängen 2:2:  The Prison and Probation Service entered into a new lease for approximately 35,962 square feet of currently vacant space that was repositioned by the Company from industrial space to office space.  The lease is scheduled to expire in 2020.  Annual base rent under the terms of the lease, which commences on December 15, 2014, is approximately $682,800.

•                  Magasinet 8:  A lease with PostNord representing approximately 80,643 square feet was renewed in accordance with the automatic renewal provisions of the current lease.  As a result, the current lease, which was scheduled to expire in 2016, was extended for an additional three years on the same terms.

The annual base rent under the renewed leases at Gullbergsvass and Magasinet 8 represent approximately 3.4% of the total annualized base rent of the Company’s initial portfolio as of September 30, 2014 and, if the lease at Butängen 2:2 had been effective as of September 30, 2014, the annual base rent under the three leases would have collectively represented approximately 4.1% of the total annualized base rent as of such date.  As a result of the leasing activity described above, the percentage of net leasable square feet at the Company’s properties scheduled to expire in 2016 has been reduced from 29.4% to 23.4%, and the percentage of base rent scheduled to expire in 2016 has been reduced from 20.5% to 17.0%.

Equity Issuances

The Company has removed the shares of restricted common stock, OP shares, LTIP and related units that were to be issued and sold to its senior management team in connection with the formation of the Company’s operating partnership.  The prospectus will be revised to reflect that the grant or sale of any equity incentives, including shares of common stock, OP shares, LTIP and related units to the Company’s senior management team will not be permitted until the expiration of a six-month period following the date of this offering, which corresponds to the expiration of the lock-up period applicable to the OP shares acquired by the existing owners of our real property portfolio in connection with the REIT formation transactions, will be subject to the approval of the compensation committee of the Company’s board of directors.  To the extent so approved by the compensation committee, any shares of common stock, OP shares,

LTIP and related units are expected to be subject to a three year vesting schedule, commencing at the grant date.

Additionally, the 217,391 LTIP units to be issued to Wunderlich in connection with the offering have been changed to 217,391 shares of the Company’s restricted common stock.

As a result of the foregoing, the Company’s summary of the offering has been modified as reflected on Appendix I.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001597258.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES.  BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING.  YOU MAY OBTAIN THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE.  ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CONTACTING FBR CAPITAL MARKETS & CO. BY CALLING 1-800-846-5050.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Appendix I

THE OFFERING

Common stock offered by us	43,478,261 shares(1)

Common stock and OP shares to be outstanding immediately after this offering	68,766,269 shares(2)

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $459.0 million, or approximately $528.7 million if the underwriters’ overallotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering, together with the net proceeds from our new credit facilities and additions to cash on hand from our acquisitions from EBH I and EBH II, pursuant to the REIT formation transactions, as follows:

• approximately $685.0 million to repay existing indebtedness not including prepayment penalties;

• approximately $95.0 million to fund the cash portion of the consideration payable to current holders of interests in EBH I, EBH II, the TRES portfolio and the Kongsberg portfolio;

• approximately $33.9 million to pay prepayment penalties, swap breakage costs and other related costs in connection with repaying the indebtedness noted above;

• approximately $6.3 million in connection with the incurrence of our new credit facilities; and

• approximately $153.8 million for future acquisitions and development activities.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

NYSE symbol	“PSRT”

(1)                                 Excludes up to 6,521,739 shares of common stock that may be issued by us upon exercise of the underwriters’ overallotment option.

(2)                                 Includes (i) 24,668,442 OP shares to be issued in the consolidation transactions involving EBH I, EBH II, the TRES portfolio and the Kongsberg portfolio, (ii) 369,565 OP shares to be issued in the internalization transaction, (iii) an aggregate of 32,610 shares of restricted common stock, OP shares or LTIP or related units in our operating partnership issued to our independent directors in connection with the formation of our Operating Partnership, and (iv) an additional 217,391 shares of restricted common stock to be issued to Wunderlich Securities and affiliates in connection with the closing of this offering. If our GP subsidiary elects to cause our operating partnership to exchange OP shares for shares of our common stock, we will generally deliver one share of our common stock for each OP share exchanged. Does not include (i) OP shares owned by us, (ii) up to 6,521,739 shares of common stock that may be issued by us upon exercise of the underwriters’ overallotment option, (iii) an aggregate of up to 2,295,190 shares of restricted common stock, OP shares or LTIP or related units in our operating partnership reserved for future issuance and sale under our Equity Incentive Plan subject to the grant restrictions relating to our senior management team described above or (iv) 369,565 shares of common stock that may be issued upon redemption upon the achievement of performance thresholds relating to the class B OP shares that will be issued in the internalization transaction. See “Polar Star Operating Partnership S.C.A Articles of Incorporation—Redemption of OP Shares.”